SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.5)*

Emulex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292475209
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,124,149

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,124,149

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,124,149

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,801,778

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,801,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,801,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,801,778

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,801,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,801,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

CO

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Emulex Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of November 11, 2013 and amends and supplements the Schedule 13D filed on November 23, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4.Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented by the following:

On November 11, 2013, the Reporting Persons entered into a letter agreement with the Issuer (the “Letter Agreement”).

    Pursuant to the terms of the Letter Agreement, the Issuer agreed that prior to filing its proxy materials for the next meeting of stockholders at which members of the Issuer’s Board of Directors (the “Board”) will be elected (the “Next Stockholders Meeting”), the Board (and the Nominating/Corporate Governance Committee and/or an authorized subcommittee thereof) will, among other things, take such actions as necessary to (i) decrease (effective as of immediately prior to the Next Stockholders Meeting and continuing until the Expiration Date, as defined below), the size of the Board to no more than 11, (ii) nominate no more than eight individuals who are currently members of the Board (the “Existing Director Nominees”), including Eugene J. Frantz and Gregory S. Clark (the “New Members”), for election to the Board at the Next Stockholders Meeting, and (iii) nominate for election to the Board at the Next Stockholders Meeting three individuals from the group of candidates previously identified by the Board and the Reporting Persons(the “Designated Nominees” and, together with the Existing Director Nominees, the “Issuer Nominees”).

    At the Next Stockholders Meeting, the Issuer has agreed to, cause all Common Stock represented by proxies granted to it (or any of its officers, directors or representatives), and the Reporting Persons have agreed to cause all shares beneficially owned by them on the record date for the Next Stockholders Meeting or represented by proxies granted to them, to be voted for the Issuer Nominees with the number of votes cast for each Issuer Nominee being equal.

    Additionally, the Issuer has agreed to use commercially reasonable efforts to cause (a) the next election of members of the Board to be at the Next Stockholders Meeting, (b) the Next Stockholders Meeting to be held on or before February 14, 2014, and (c) the election of the Issuer Nominees at the Next Stockholders Meeting, including recommending that the Issuer’s stockholders vote in favor of the election of such nominees, including such nominees in the Issuer’s proxy statement and in the Issuer’s slate of nominees for directors for the Next Stockholders Meeting, soliciting proxies for such nominees and otherwise supporting such nominees for election in a manner no less rigorous and favorable than the manner in which the Issuer supports its other nominees in the aggregate.

    Pursuant to the terms of the Letter Agreement, if the Issuer fails to nominate any Designated Nominee or New Member in accordance with the terms of the Letter Agreement, in addition to any other remedies to which they may be entitled, the Reporting Persons will be free to nominate a slate of nominees for election as directors at the Next Stockholders Meeting in accordance with the Issuer’s Bylaws provided that such nomination may be made without regard to the advance notice requirements contained in the Bylaws.

    The Letter Agreement also contains certain standstill provisions that apply to the Reporting Persons and certain of their affiliates and representatives acting on their behalf that expire upon the earliest of (i) the first anniversary of the date of the Letter Agreement, (ii) the date that is 10 business days prior to the last date pursuant to which stockholder nominations for director elections are permitted with respect to the next election of directors after the Next Stockholders Meeting, and (iii) the occurrence of a Specified Event (as defined in the Letter Agreement) (such date, the “Expiration Date”).

    The foregoing description of the Letter Agreement is qualified in its entirety by the Letter Agreement, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

ITEM 5.Interest in Securities of the Issuer.

Item 5(a) of this Schedule 13D is hereby amended and restated to read as follows:

(a)Elliott individually beneficially owns 3,124,149 shares of Common Stock, which constitute approximately 3.4% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 5,801,778 shares of Common Stock, which constitute approximately 6.3% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 8,925,927 shares of Common Stock constituting approximately 9.8% of all of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented by incorporating the description of the Letter Agreement set forth in Item 4 above by reference herein.

ITEM 7.	Material to be Filed as Exhibits.

    Item 7 is hereby amended and restated to read as follows:

    Exhibit A - Joint Filing Agreement (previously filed)

    Exhibit B – Letter Agreement entered into by and among the Reporting Persons and the Issuer dated as of March 27, 2013 (previously filed)

    Exhibit C – Letter Agreement entered into by and among the Reporting Persons and the Issuer dated as of August 9, 2013 (previously filed)

    Exhibit D – Letter Agreement entered into by and among the Reporting Persons and the Issuer dated as of September 19, 2013 (previously filed)

    Exhibit E - Letter Agreement entered into by and among the Reporting Persons and the Issuer dated as of November 11, 2013

    Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days (previously filed)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: November 12, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT E

Elliott Associates, L.P.
Elliott International, L.P.
Elliott International Capital Advisors Inc.
40 West 57th Street
New York, NY 10019

November 11, 2013

Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

Ladies and Gentlemen:

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each of the parties hereto, Emulex Corporation (the “Company”) and each of Elliott Associates, L.P. (“Elliott”), Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors Inc. (“EICA”) (Elliott, Elliott International and EICA, collectively, the “Elliott Group”), hereby agrees as follows:

1. Board Matters. (a) Board Reduction and Nomination: Subject to the terms hereof, prior to filing any proxy statement with the Securities and Exchange Commission (“SEC”) for the Company’s next meeting of Stockholders at which members of the Company’s Board of Directors (the “Board”) will be elected (the “Next Stockholders Meeting”), the Board (and the Nominating/Corporate Governance Committee and/or an authorized subcommittee thereof) will take such actions as are necessary to (i) decrease (effective as of immediately prior to the Next Stockholders Meeting and continuing until the Expiration Date (as defined below)) the size of the Board to no more than 11, (ii) nominate no more than eight individuals who are currently members of the Board, including the two New Members (as defined below) (collectively, the “Current Board Members”) for election to the Board at the Next Stockholders Meeting, (iii) nominate for election to the Board at the Next Stockholders Meeting three individuals from the group of candidates previously identified by the Board and the Elliott Group (the “Designated Nominees” and, together with the nominated Current Board Members selected in accordance with clause (ii) of this paragraph, the “Company Nominees”), and (iv) publish a press release (the “Press Release”) in substantially the form attached hereto as Exhibit A. The Elliott Group will not nominate any individual for election to the Board under Section 3.18 of the Company’s Bylaws at the Next Stockholders Meeting. Each Designated Nominee who is elected will serve as member of the Board until the earliest of his or her death, disability, resignation or removal, the parties hereto hereby acknowledging that nothing herein obligates any party to fill any vacancy thereby created or to nominate any Designated Nominee for election to the Board at any future meeting of stockholders. For purposes of this agreement, “New Members” has the meaning ascribed thereto in the letter agreement, dated March 27, 2013, as amended, among the parties relating to, among other things, the election of two current members of the Board (the “Prior Letter”).

(b) Certain Board Administrative Matters: Prior to his or her election to the Board, the Company has provided or will provide each Designated Nominee with all documentation, agreements and policies normally provided to proposed new members of the Board, including without limitation indemnification and advancement agreements in the form filed as an exhibit with the Company’s periodic reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as all pertinent charters, policies and resolutions governing all appointments for such Designated Nominees to any committee or subcommittee of the Board (any, a “Board Committee”). Each Designated Nominee will be entitled to the same treatment by the Company and the Board as other independent directors, provided such nominee qualifies as “independent” under applicable law or stock exchange rule, and will not be excluded from consideration for membership in any Board Committee solely by reason of their having been approved as a Designated Nominee under this letter agreement.

(c) Death or Resignation. Notwithstanding anything to the contrary in the foregoing, for the avoidance of doubt, this Paragraph 1 will not be breached by the Company in the event that (i) any New Member voluntarily resigns from the Board or if a Designated Nominee nominated for election to the Board thereafter withdraws from election to the Board, dies or becomes disabled, or (ii) any Designated Nominee is nominated or re-elected at an annual meeting of the Company’s stockholders following the Next Annual Meeting. If clause (i) of the immediately preceding sentence applies, Elliott and the Company will cooperate in good faith to identify and agree upon one or more additional candidates from among the group of candidates referenced in clause (a)(iii) of Paragraph 1 hereof who satisfy the independence requirements applicable to the Company under law or stock exchange rules and are not employed by or affiliated with the Elliott Group or any other person or group that beneficially owns more than 5.0% of the Company’s common shares and take all actions reasonably available to them to cause such individuals to be elected to the Board as promptly as practicable after the Next Stockholders Meeting.

(d) No Nominee Compensation. The Elliott Group represents and warrants to the Company that it has not paid and will not pay any compensation to any Designated Nominee, and has and will have no agreement, arrangement or understanding, written or oral, with any Designated Nominee (collectively, “Nominee Contracts”) pursuant to which such individual has been or will be compensated for his or her service as a director on, or nominee for election to, the Board, other than as disclosed in writing to the Company by Elliott prior to the date hereof. Each member of the Elliott Group jointly and severally represents and warrants that, prior to the execution and delivery of this agreement, it made available to the Company true and correct copies of all Nominee Contracts.

2. Standstill. (a) Except as previously disclosed in writing to the Company, each of the members of the Elliott Group jointly and severely represents and warrants that, as of the date hereof, neither it nor any of its controlled or controlling affiliates beneficially owns any securities entitled to be voted generally in the election of the Company’s directors or any direct or indirect options or other rights to acquire or dispose of any such securities, any derivative or other rights the value of which is determined by reference to any such securities, or any economic or voting interests associated with any such securities, in each case required to be reported on a Schedule 13D under the Exchange Act (collectively, “Voting Securities”) and the information in the in the Schedule 13D filed on November 23, 2012 as amended on or prior to the date hereof (collectively, the “Filings”) under the Exchange Act is true and correct in all material respects, except for the disclosure of this agreement and such other changes that would not require an amendment to the Filings under applicable law. Each member of the Elliott Group agrees that until the date (the “Expiration Date”) that is the earliest of (i) the first anniversary of the date hereof, (ii) the date that is 10 business days prior to the last date pursuant to which stockholder nominations for director elections are permitted pursuant to the Company’s Bylaws with respect to the next election of directors after the Next Stockholders Meeting, and (iii) the occurrence of a Specified Event (as defined in Paragraph 12 below), none of it, its controlled or controlling affiliates or any of their respective representatives acting on their behalf will propose or publicly announce or otherwise disclose an intent to propose, or enter into or agree to enter into, singly or with any other person:

(iv) any form of business combination, acquisition or other transaction involving the Company or any of its affiliates;

(v) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its affiliates;

(vi) any demand, request or proposal to amend, waive or terminate any provision of this agreement;

and, except as aforesaid, prior to the Expiration Date, none of it, its controlled or controlling affiliates or any of their respective representatives acting as principal will:

(vii) acquire, or offer, propose or agree to acquire, by purchase or otherwise, any Voting Securities except (A) to the extent issued by the Company in respect of its shares of capital stock to all existing stockholders, including the Elliott Group, and (B) the acquisition by the Elliott Group of additional shares of common stock of the Company following the date hereof in accordance with applicable laws, including the federal securities laws, provided that (1) at no time prior to the Expiration Date may the Elliott Group acquire Voting Securities if as a result thereof the Elliott Group would beneficially own in excess of 10% of the issued and outstanding Voting Securities of the Company (except for an acquisition in a below market rights offering by the Company) and (2) nothing herein will limit or otherwise affect the obligations of any member of the Elliott Group under any other agreement with the Company;

(viii) make, or in any way participate in, any solicitation of proxies with respect to any Voting Securities (including by the execution of action by written consent), become a participant in any election contest with respect to the Company, seek to influence any person with respect to any voting Securities or demand a copy of the Company’s list of stockholders or other books and records;

(ix) participate in or encourage the formation of any partnership, syndicate or other group that owns or seeks or offers to acquire beneficial ownership of any Voting Securities or that seeks to affect control of the Company or otherwise act in concert with others or take any action that has the purpose or effect of circumventing any provisions of this agreement;

(x) otherwise act, alone or in concert with others (including by providing financing for another person), to seek or to offer to control or influence, in any manner, the Company’s management, Board or policies;

(xi) nominate any individual for election to the Board at the Next Stockholders Meeting other than Designated Nominees; or

(xii) make any proposal or other communication designed to, or reasonably likely to, compel the Company to make a public announcement thereof in respect of any matter referred to in this agreement.

Notwithstanding the foregoing, nothing in this Paragraph 2 will restrict any member of the Elliott Group or any of its affiliates or representatives:

(x) from making any proposal regarding a possible transaction directly to the Board on a confidential basis, but only if (1) such proposal does not require any party to make a public announcement regarding this agreement, such proposal or a possible transaction or any of the matters described in this Paragraph 2 (other than the first sentence) or (2) the Company or its representative has invited such proposal;

(y) from taking any of the actions described in this Paragraph 2 after the date, if any, on which the Company announces that it has signed an agreement providing for a transaction with a third party in which more than 30% of its outstanding Voting Securities or its assets (whether by merger, consolidation, business combination, tender or exchange offer or otherwise) would be acquired by such third party or in which a third party makes a tender or exchange offer that, if successful, would result in such third party beneficially owning more than 30% of the Company’s Voting Securities, the acceptance of which is recommended by the Board or the Board is neutral with respect thereto; or

(z) from having confidential discussions with individuals in preparation for an Elliott Group nomination of one or more individuals for election to the Board.

(b) At the Next Stockholders Meeting, the Company will cause all shares represented by proxies granted to it (or any of its officers, directors or representatives) and the Elliott Group will vote all shares beneficially owned by it on the record date for the Next Stockholders Meeting or represented by proxies granted to it (or any of, its officers, directors or representatives) to vote for the Company Nominees with the number of votes cast for each Company Nominee being equal. The Company will use commercially reasonable efforts to cause (a) the next election of members of the Board to be at the Next Stockholders Meeting, (b) the Next Stockholders Meeting to be held on or before February 14, 2014, and (c) the election of the Company Nominees contemplated by Paragraph 1 hereof at the Next Stockholders Meeting, including recommending that the Company’s stockholders vote in favor of the election of such nominees, including such nominees in the Company’s proxy statement and in the Company’s slate of nominees for directors for the Next Stockholders Meeting, soliciting proxies for such nominees and otherwise supporting such nominees for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate. Notwithstanding anything to the contrary herein, if the Company fails to nominate any Designated Nominee or New Member in accordance with Paragraph 1 hereof, in addition to any other remedies to which it may be entitled, the Elliott Group will be free to nominate a slate of nominees for election as directors at the Next Stockholders Meeting in accordance with the Company’s Bylaws provided that such nomination may be made without regard to the advance notice requirements contained in the Company’s Bylaws.

3. Communication with the Board. Notwithstanding anything to the contrary herein or in any other agreement currently in force between the Company and the Elliott Group, the Company acknowledges, and agrees to advise all members of the Board that nothing precludes any member of the Board from communicating with any representative of a member of the Elliott Group with respect to publicly disclosed information concerning the Company or from listening to the views of the Elliott Group if contacted by such a representative, subject in any such case to such policies and procedures as the Board may from time to time adopt in respect of director communications with shareholders generally to prohibit the disclosure of material nonpublic or proprietary information.

4. Binding Effect. This agreement will be binding upon and inure to the benefit of the successors, assigns and legal representatives of each and every one of the parties hereto.

5. No Third-Party Beneficiaries. Except as is otherwise specifically provided for in this agreement or as may otherwise be specifically agreed in writing by all of the parties hereto, the provisions of this agreement are not intended to be for the benefit of any creditor or other person, including without limitation any Designated Nominee, to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the parties hereto or otherwise and no such creditor or other person will obtain any benefit from such provisions or will, by reason of any such foregoing provision, make any claim in respect of any debt, liability or obligation against the parties hereto.

6. Agreement in Counterparts. This agreement may be executed in several counterparts and all so executed will constitute one and the same agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatories to the original or the same counterpart.

7. Entire Agreement. This agreement represents the entire agreement between or among the parties with respect to the subject matter hereof and supersedes all other agreements and understandings between the parties, oral or written, relating to the same subject matter, including, without limitation, the Prior Letter.

8. GOVERNING LAW. THIS AGREEMENT WILL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, ALL RIGHTS AND REMEDIES BEING GOVERNED BY SAID LAWS.

9. WAIVER OF TRIAL BY JURY. ALL THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER ARISING IN TORT OR CONTRACT) BROUGHT BY SUCH PARTY AGAINST THE OTHER ON ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

10. Injunctive Relief. Each party acknowledges and agrees that money damages would not be a sufficient remedy for any breach of this agreement by another party or any of its representatives and that the non-breaching party will be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any breach (and the party will not raise the defense of an adequate remedy at law) without the posting of a bond or other form of assurance or surety. Such remedies will be in addition to all other remedies available at law or equity.

11. Further Assurances. Subject to the terms and conditions of this agreement, each of the parties will use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to make effective the provisions of this agreement and to consummate the transactions contemplated hereby.

12. Certain Definitions; Headings. In addition to the terms defined elsewhere herein, for purposes of this agreement, (a) the terms “affiliate” and “associate” have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; (b) the term “person” means any individual or legal entity, (c) the term “third party” means any person or “group” of persons, (d) the term “Specified Event” means the failure to nominate any Designated Nominees or New Member as contemplated hereby, and (e) the term “group” has the meaning given such term in Section 13(e)(3) of the Exchange Act. The descriptive headings of the paragraphs and subparagraphs of this agreement are for convenience only, do not constitute a part of this agreement, and do not affect this agreement’s construction or interpretation.

[remainder of the page left intentionally blank]

If you are in agreement with the foregoing, please sign and return one copy of this agreement, which thereupon will constitute our binding agreement with respect to the subject matter hereof.

Sincerely,

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as general partner
By: Braxton Associates, Inc., as general partner

By: /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as attorney-in-fact

By: /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

[Signature page to Letter Agreement]

ACCEPTED AND AGREED:

EMULEX CORPORATION

By:	/s/ Jeffrey W. Benck
Jeffrey W. Benck
Chief Executive Officer

[Signature page to Letter Agreement]